UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM SD

Specialized Disclosure Report

PERCEPTRON, INC.

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(Exact name of registrant as specified in its charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	38-2381442 (I.R.S. Employer Identification No.)
47827 Halyard Drive, Plymouth, Michigan (Address of Principal Executive Offices)	48170-2461 (Zip Code)

(734) 414-6100

(Registrant’s Telephone Number, Including Area Code)

W. Richard Marz (734) 414-6100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://www.perceptron.com under the Investors tab.

Item 1.02Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Perceptron, Inc.
(Registrant)

Date: May 31, 2016	By:	/s/ W. Richard Marz
W. Richard Marz
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

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Exhibit

Number                     Description

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1.01Conflict Minerals Report